Exhibit 99.1

Sundance Energy Australia Limited Reports Second Quarter 2018

Financial and Operational Results

DENVER, CO AUGUST 15, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, reported its second quarter 2018 financial and operations results.

Second Quarter 2018 Financial Results

•                  Adjusted EBITDAX for the second quarter of 2018 was US$9.4 million, representing a 34.2% Adjusted EBITDAX margin. Adjusted EBITDAX for the first half of 2018 was US $20.7mm, a 40.3% margin and in-line with Adjusted EBITDAX guidance for the first half of the year. These figures exclude certain non-recurring expenses such as acquisition related costs and unrealized hedging losses on derivatives.

•                  Total revenue for the quarter increased 29% to US $27.4 million as compared to the same prior year period. Revenue was impacted by the lower share of oil production by volume for the period.

•                  Average second quarter realized prices excluding the impact of hedging and fixed price physical delivery contracts were US$67.61 per barrel of oil, US$2.21 per mmbtu of gas, and US$22.37 per barrel of NGL. On a blended basis the average estimated second quarter price realized per Boe for all products excluding the impact of hedging and fixed price physical delivery contracts was US$43.47. Average second quarter price including the impact of hedging was US$35.69 per Boe and US$52.61 per barrel.

•                  Cash Operating Costs for the quarter of US $20.28/boe were flat as compared to US $20.39/Boe for the same prior year period. As anticipated, workover expenses for the period of US$1.85/Boe were higher due to the Company’s continued conversion of wells to gas lift and bringing PDNP wells acquired from Pioneer back online. Lease Operating Expense (“LOE”) of US$10.95/Boe remained elevated in the short term primarily as a result of higher gathering costs under the midstream agreements entered at closing of the Pioneer acquisition. These higher midstream tariffs solely and specifically apply only to production from wells put on production by Pioneer prior to closing of the acquisition. All incremental production from new wells on the acquired assets will be charged at new, lower market rates and result in decreased LOE per Boe over time. The Company anticipates LOE per Boe to decline beginning in the fourth quarter of 2018.

•                  As of August 15, 2018, the Company’s oil hedges covered a total of 5,313,500 bbls through 2023 with a weighted average floor of US$55.70 and ceiling of US$63.36.  Hedging covered approximately 63% of planned oil production for 2018 and 39% for 2019.

Operational Highlights

•                  Second quarter net production was 718,199 Boe or 7,892 Boe/day, exceeding previously released second quarter production guidance of 7,000 to 7,500 Boe/d. This figure includes flared gas of 91,031 Mcf. Net production for the quarter represents an increase of ~14% as compared to the same period for the prior year and ~14% as compared to the first quarter of 2018.

•                  Exclusive of certain prior period adjustments, second quarter net production was ~54% oil by volume, ~30% gas and ~16% NGLs. Oil production for the quarter was temporarily impacted due to certain oilier wells being temporarily shut-in for the installation of artificial lift and to facilitate the completion of offset wells. Oil production by volume for the month of July had returned to 63% and on a go-forward basis the Company expects oil production by volume to represent 60-65% of total production.

•                  Net production for the first half of the year was 1,348,386 Boe or approximately 7,450 Boe/d, in-line with the top end of previously released production guidance of 7,000 to 7,500 Boe/d. Net production by volume for the period was 55% oil, 30% gas and 15% NGLs.

•                  Sundance brought three gross (3.0 net) wells on its legacy acreage into production during the quarter. Initial production results for the McMullen County Paloma Ranch 7H well and the Atascosa County Peeler Ranch 8HC and 9HC wells are in line with well performance expectations.

•                  The Company completed drilling (“SPUD to TD”) five additional gross (5.0 net) wells during the second quarter. These comprised the Harlan Bethune 25H, 26H, and 27H three well pad on the Company’s recently acquired Live Oak County assets and the Allen MCM 1HA and 2HA two well pad on its legacy McMullen County Assets.

•                  The Company is continuing its pad drilling program in the third quarter with specific focus on the newly acquired assets in Live Oak County. The Company currently anticipates bringing nine gross wells online during the third quarter, all nine of which have already been drilled.

•                  At quarter’s end, the Company was in the process of drilling four additional gross (4.0 net) wells, including the Justin Tom 05H and 06H two well pad on its recently acquired Atascosa County assets and the Harlan Bethune 34H and 35H two well pad on its recently acquired Live Oak County assets. As of the date of this report, the Company had completed drilling these wells and was in the process of drilling the four well James Keith Esse pad with the Patterson 229 rig and the two well Idylwood pad with the Patterson 589 rig, each on its recently acquired Live Oak county acreage.

•                  At quarter’s end the Company was additionally in the process of fracking the McMullen County Allen MCM 1HA and 2HA wells. These wells began initial flowback on 14th August. The Company has subsequently fracked both the Harlan Bethune 25H, 26H, and 27H three well pad which began initial flowback on 13th August and the Harlan Bethune 34H and 35H two well pad which is expected to flowing back within the next week. Both Harlan Bethune pads are located in Live Oak County. As of the date of this report, the Company was in the process of fracking the Atascosa County Justin Tom 05H and 06H two well pad.

•                  As of the date of this report, the Company has initiated flowback from five gross (5.0 net) wells so far during the third quarter and anticipates initiating flowing back on two gross (2.0 net) wells on August 16th. The Company additionally has two remaining wells (the Justin Tom 05H and 06H) which are drilled but uncompleted.

•                  In support of these activities, Sundance has executed a one year contract on the Patterson 229 rig and a 90 day contract on the Patterson 589 rig. Both contracts are at fixed day rates. The Company is in process of finalizing a fixed pricing agreement with a major service provider covering completions services and providing the pressure pumping capacity necessary to execute the Company’s growth plan through the end of 2019.  All service contracts are in-line with the cost assumptions used for the Company’s previously announced 2018 capital expenditure program and provide guaranteed availability the of equipment and services necessary to achieve our development plan.

•                  Second quarter development and production related expenditures totaled US$32.1 million.

The table below provides an overview of the Company’s operational activity for the quarter and year-to-date:

Well Name	County	Spud Date	Frac Start Date	IP Date		Completed Lat Length	30-Day IP Rate (boe/d)	% Oil

Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18		7,690’	1,345	62%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18		5,642’	484	92%
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18		5,820’	446	93%
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	14-Aug-18		8,015’	—	—
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	14-Aug-18		8,234’	—	—
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	13-Aug-18		4,973’	—	—
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	13-Aug-18		4,161’	—	—
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	13-Aug-18		3,469’	—	—
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	—		—	—	—
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	—		—	—	—
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	16-Aug-18	(1)	—	—	—
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	16-Aug-18	(1)	—	—	—
James Keith Esse 06H	Live Oak	26-Jul-18	—	—		—	—	—
James Keith Esse 07H	Live Oak	22-Jul-18	—	—		—	—	—
James Keith Esse 08H	Live Oak	24-Jul-18	—	—		—	—	—
James Keith Esse 09H	Live Oak	20-Jul-18	—	—		—	—	—
Idylwood 04H	Live Oak	3-Aug-18	—	—		—	—	—
Idylwood 05H	Live Oak	3-Aug-18	—	—		—	—	—

(1)         As per Internal Company Estimate.

Acquisition of Pioneer Natural Resources Joint Venture

•                  As previously announced, on 23rd April Sundance finalized the Acquisition of approximately 21,900 net acres and 1,700 Boe/d of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources, USA, Inc. for cash consideration of US$220.1 million, subject to post-closing adjustments.

•                  In order to fund the Acquisition, the Company raised US$260.0 million of new equity. Additionally, the Company extinguished its previously existing term loan of US$125.0 million and reserve-based loan of US$67.0 million with proceeds from a new syndicated second lien term loan of US$250.0 million.

•                  Contemporaneous with the Acquisition closing and the refinanced term loan, the Company entered into a new reserve-based loan with a US$250.0 million face value and initial availability of US$87.5 million, less a US$12.0 million Letter of Credit posted for minimum revenue guarantees under its new midstream contract.

Company Guidance

•                  The Company’s second quarter 2018 net production of 7,892 Boe/day exceeded its previously released guidance of 7,000 to 7,500 Boe/day, and its first half 2018 net production of 7,450 Boe/d was in line with the top end of its previously released production guidance for the same period.

•                  The Company intends to turn nine wells to sales during the period. All nine of these wells have been drilled, with five having already initiated production and two additional wells anticipated to do so within the next week.

•                  By the end of the third quarter, the Company anticipates it will have finalized drilling substantially all of the wells slated for completion during the fourth quarter. This inventory of drilled, uncompleted wells, combined with contractually assured pressure pumping availability, provides the Company with additional certainty around its full year 2018 production guidance of 9,000-10,000 boe/d.

The tables below set forth the Company’s hedge position as of the date of this report:

HEDGE POSITION OVERVIEW

	Total Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2018	810,500	$64.77	$68.73	1,055,000	$2.84	$3.08
2019	1,937,000	$59.74	$65.91	1,932,000	$2.75	$3.18
2020	1,266,000	$53.36	$59.09	1,536,000	$2.65	$2.70
2021	612,000	$48.49	$59.23	1,200,000	$2.66	$2.66
2022	528,000	$45.68	$60.83	1,080,000	$2.69	$2.69
2023	160,000	$40.00	$63.10	240,000	$2.64	$2.64
Total	5,313,500	$55.70	$63.36	7,043,000	$2.71	$2.88

CRUDE OIL HEDGE POSITION BY BASIS

	LLS Derivative Contracts			Brent Derivative Contracts			WTI Derivative Contracts
	Weighted Average			Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2018	95,000	$52.29	$65.51	595,500	$66.21	$69.49	120,000	$67.50	$67.50
2019	168,000	$52.51	$52.51	989,000	$61.89	$69.17	780,000	$58.57	$64.65
2020	—	—	—	—	—	—	1,266,000	$53.36	$59.09
2021	—	—	—	—	—	—	612,000	$48.49	$59.23
2022	—	—	—	—	—	—	528,000	$45.68	$60.83
2023	—	—	—	—	—	—	160,000	$40.00	$63.10
Total	263,000	$52.43	$57.21	1,584,500	$63.52	$69.29	3,466,000	$52.38	$61.11

The following unaudited tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly and six month reporting periods:

					% Change
	Three Months Ended June 30,		Six Months Ended June 30,		Qtr.-over-	Yr.-over-
Unaudited	2018	2017	2018	2017	Qtr	Yr.
Net Sales Volumes
Oil (Bbls)	370,549	373,746	735,790	772,381	(0.9)%	(4.7)%
Natural gas (Mcf)	1,265,199	891,148	2,149,622	1,661,993	42.0%	29.3%
NGL (Bbls)	121,611	83,242	201,124	151,288	46.1%	32.9%
Total sales (Boe) (1)	703,027	605,513	1,295,184	1,200,668	16.1%	7.9%
Total flared gas (Boe)	15,172	22,281	53,202	28,758	(31.9)%	85.0%
Total production (Boe)	718,199	627,794	1,348,386	1,229,426	14.4%	9.7%

Average Daily Volumes

Average daily production (Boe), including flared gas (1)	7,892	6,899	7,450	6,792	14.4%	9.7%

Product Price Received
Total price received (per Boe)	$43.47	$35.06	$44.88	$37.03	24.0%	21.2%
Total realized price (per Boe)(1)(2)	$35.69	$35.20	$36.71	$36.64	1.4%	0.2%
Total price received - Oil (per Bbl)	$67.61	$47.51	$66.22	$48.56	42.3%	36.4%
Total price realized - Oil (per Bbl)(1)	$52.61	$48.00	$51.71	$48.20	9.6%	7.3%
Total price received - Natural gas (per Mcf)	$2.21	$2.24	$2.31	$2.50	1.3%	(7.6)%
Total price realized - Natural gas (per Mcf)(2)	$2.27	$2.14	$2.35	$2.39	6.4%	(1.7)%
Total price received/realized - NGL (per Bbl)	$22.37	$17.65	$22.06	$18.52	26.7%	19.1%

(1) Includes realized losses on oil derivatives of $2.4 million and a gain of $0.2 million for the three months ended June 30, 2018 and 2017, respectively, and realized losses of $4.0 million and $0.3 million for the six months ended June 30, 2018 and 2017, respectively. Also includes the impact of a fixed price delivery contract of $8.54/bbl and $9.09/bbl for the three and six months ended June 30, 2018, respectively.

(2) Includes a realized gain on natural gas derivatives of $0.1 million and a loss of $0.1 million for the three months ended June 30, 2018 and 2017, respectively, and a realized gain of $0.1 million and a loss of $0.2 million for the six months ended June 30, 2018 and 2017, respectively.

UNIT COST ANALYSIS

	Three Months Ended June 30,		%	Six Months Ended June 30,		%
Unaudited	2018	2017	Change	2018	2017	Change
Revenue/Boe*	$43.47	$35.06	24.0%	$39.71	$37.03	7.2%
Lease operating expenses/Boe*	(10.95)	(6.55)	67.3%	(10.15)	(6.27)	61.9%
Workover expense/Boe	(1.85)	(3.70)	(49.8)%	(1.94)	(2.42)	(19.7)%
Production taxes/Boe	(2.61)	(2.39)	9.1%	(2.84)	(2.37)	20.0%
Cash G&A/Boe(1)	(6.87)	(7.82)	(12.2)%	(5.78)	(6.63)	(12.8)%
Net per Boe	$21.19	$14.60	45.1%	$19.00	$19.34	(1.8)%

Adjusted EBITDAX(2)	9,360	8,722	7.3%	20,721	22,549	(8.1)%
Adjusted EBITDAX Margin (3)	34.2%	41.1%	(16.9)%	40.3%	50.7%	(20.6)%

* The Company is in the process of finalizing the accounting treatment of the fees charged under the marketing, transportation and processing agreements associated with the newly acquired Eagle Ford assets under IFRS 15 - Contracts with Customers.  The Company anticipates there will be a reclassification of certain fees, resulting in an increase to LOE with a corresponding increase to revenue (no impact to Adjusted EBITDAX).

(1) Cash G&A represents general and administrative expenses (non transaction-related) incurred less equity-settled share based compensation expense, which totaled income of $0.2 million, and expense of $0.6 million for the three months ended June 30, 2018 and 2017, respectively, and expense of $0.2 million and $1.1 million for the six months ended June 30, 2018 and 2017, respectively.

(2) See reconciliation of income (loss) attributable to owners of the Company to Adjusted EBITDAX included at end of release.

(3) Adjusted EBITDAX Margin represents Adjusted EBITDAX as a percentage of revenue during the period.

Condensed Consolidated Financial Statements

The Company’s unaudited condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
Unaudited (US$000s)	2018	2017	2018	2017
Revenue	$27,400	$21,226	$51,436	44,460
Lease operating, workover and production tax expense	(10,835)	(7,649)	(19,350)	(13,289)
Depreciation and amortisation expense	(15,027)	(14,256)	(27,214)	(28,415)
General and administrative expenses	(4,644)	(5,245)	(7,675)	(9,015)
Transaction-related expenses	(11,351)	—	(12,377)	—
Gain (loss) on commodity hedging, net	(16,496)	4,238	(23,180)	10,818
Finance costs, net of amounts capitalized	(6,363)	(2,872)	(10,345)	(5,979)
Loss on debt extinguishment	(2,428)	—	(2,428)	—
Impairment expense	(18,936)	(38)	(21,893)	(29)
Other items income (expense), net	5,222	(3,193)	6,287	(3,201)

Loss before income tax	(53,458)	(7,789)	(66,739)	(4,650)

Income tax expense	(7,552)	(442)	(9,855)	(1,094)

Loss attributable to owners of the Company	$(61,010)	$(8,231)	$(76,594)	$(5,744)

* The Company is in the process of finalizing the accounting treatment of the fees charged under the marketing, transportation and processing agreements associated with the newly acquired Eagle Ford assets under IFRS 15 - Contracts with Customers. The Company anticipates there will be a reclassification of certain fees, resulting in an increase to LOE with a corresponding increase to revenue (no impact to Adjusted EBITDAX).

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$000s)	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Cash	$6,257	$5,761
Trade and other receivables	11,103	4,006
Other current assets	4,670	3,855
Assets held for sale(1)	40,980	61,064
Total current assets	63,010	74,686

Oil and gas properties	615,320	375,021
Other assets	5,748	4,911
Total assets	$684,078	$454,618

Current liabilities	$67,206	$73,072
Liabilities held for sale(1)	980	1,064
Total current liabilities	68,186	74,136

Credit facilities, net of financing fees	233,940	189,310
Other non current liabilities	37,479	13,821
Total liabilities	$339,605	$277,267

Net Assets	$344,473	$177,351
Equity	$344,473	$177,351

(1) The Company’s Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of June 30, 2018 and December 31, 2017.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
Unaudited (US$000s)	2018	2017
Operating
Receipts from sales	$48,918	$48,875
Payments for operating and administrative expenses	(40,500)	(17,919)
Payments for commodity derivative settlements	(3,667)	(1,042)
Other, net (1)	(2,330)	3,658
Net cash provided by operating activities	2,421	33,572

Investing
Payments for development expenditures	(40,770)	(47,681)
Payments for exploration expenditures	(1,911)	(7,589)
Payment for Eagle Ford acquisition	(220,132)	—
Sale of non current assets	—	14,478
Other	(101)	(399)
Net cash used in investing activities	(262,914)	(41,191)

Financing
Proceeds from the issuance of shares, net	243,304	—
Proceeds from foreign currency derivatives	6,849	—
Interest paid, net of capitalized portion	(12,437)	(5,272)
Deferred financing costs capitalized	(16,680)	—
Proceeds from borrowings, net	58,000	(250)
Repayment of production loan	(18,194)	—
Net cash used in financing activities	260,842	(5,522)

Cash beginning of period	5,761	17,463
FX effect	147	(4)
Cash at end of period	$6,257	$4,318

(1)    Includes $2.3 million of income tax payments and $3.9 million of income tax refund (net) for the six months ended June 30, 2018 and 2017, respectively.

Conference Call

The Company will host a conference call for investors on Wednesday, August 15, 2018, at 4 p.m. Mountain Time (Thursday, August 16, 2018 at 8 a.m. AEDT).

Interested investors can listen to the call via webcast at http://www.sundanceenergy.net/events.cfm. The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX” as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX

	Three Months Ended June 30,		Six Months Ended June 30,
Unaudited (US$000s)	2018	2017	2018	2017
Loss attributable to owners of Sundance	$(61,010)	$(8,231)	$(76,594)	$(5,744)
Income tax expense	7,552	442	9,855	1,094
Finance costs, net of amounts capitalized	6,363	2,872	10,345	5,979
Loss on debt extinguishment	2,428	—	2,428	—
Loss on interest swap	438	—	438	—
Loss (gain) on derivative financial instruments, net	16,496	(4,238)	23,180	(10,818)
Settlement of commodity hedging	(2,311)	88	(3,894)	(464)
Depreciation and amortization	15,027	14,256	27,214	28,415
Impairment expense	18,936	38	21,893	29
Noncash share-based compensation	(184)	509	186	1,060
Acquisition-related costs included in general and administrative expenses(1)	11,351	—	12,377	—
Loss on sale of noncurrent assets	—	1,278	—	1,278
Gain on foreign currency derivatives	(5,847)	—	(6,838)	—
Other income, net	120	1,708	130	1,720
Adjusted EBITDAX	$9,360	$8,722	$20,721	$22,549

(1) Professional fees included in general and administrative expense related to the Company’s Eagle Ford acquisition, which closed April 23, 2018.

The Company reports under International Financial Reporting Standards (IFRS).   All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended June 30, 2018 can be found at www.sundanceenergy.net.

The Company’s 2017 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388